Steadfast Income REIT, Inc.
18100 Von Karman Avenue
Suite 500
Irvine, California 92612
November 26, 2013
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn:   Jerard Gibson

Re:	Steadfast Income REIT, Inc. request to withdraw
Registration Statement on Form S-11 (File No. 333-188362)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Steadfast Income REIT, Inc., a Maryland corporation (the “Company”), hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-11, originally filed May 3, 2013 (File No. 333-188362) (together with all exhibits thereto, the “Registration Statement”).
At this time, the Company has determined not to proceed with its follow-on public offering and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act.  The Company confirms that no securities of the Company were sold pursuant to the Registration Statement.  In accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.
Please provide Gustav F. Bahn of Alston & Bird LLP, our outside counsel, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  Mr. Bahn’s facsimile number is (214) 922-3835.  If you have any questions regarding this application for withdrawal, please call Mr. Bahn at (214) 922-3405.

Very truly yours,

/s/ Rodney F. Emery
Rodney F. Emery
Chief Executive Officer

cc:          Gustav F. Bahn, Esq.